

January 20, 2011

Dean Konstantine
President, Chief Executive Officer and Director
Nevada Health Scan, Inc.
16459 Pauhaska Place
Apple Valley, CA 92307

Re: Nevada Health Scan, Inc.
Form 10-12G
Filed December 23, 2010
File No. 000-54231

Dear Mr. Konstantine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Item 1. Description of Business

2.   We note you indicate that AP Corporate Services, Inc.'s plan of reorganization was confirmed by the Court on December 24, 2009 and that it became effective

on January 4, 2009. Please revise to clarify.

3. Please revise to describe the relationship or affiliation, if any, your two directors, Mr. Konstantine and Ms. Resma, had or have with AP Corporate Services, Inc.

Description of Current Business, page 2

4. You disclose here, and throughout the document, that Mr. Konstantine has agreed to make loans or capital contributions to the company to cover certain expenses. Please clarify whether there is any written agreement with Mr. Konstantine. In addition, please revise to provide consistent disclosure in each instance with respect to any conditions on the payment of such funds, including without limitation, any repayment terms, whether there is a maximum dollar amount that he is willing to provide to you and whether he has only agreed to provide the funds without interest if he is your president when the obligation is incurred.

Item 1A. Risk Factors, page 2

5. We note you indicate on page 11 that both of your officers and directors are currently directors and officers of E-Band Media, Inc., a reporting issuer which is also a shell company in search of a merger or acquisition opportunity. We further note you indicate that your officers and directors have agreed to present all opportunities to E-Band Media, Inc. first because it became a reporting issuer before Nevada Health Scan. We note you state that Nevada Health Scan will therefore not be able to complete a merger or acquisition until after E-Band Media, Inc. has done so. Please provide a risk factor discussing this risk.

"7. Our two officers and directors have no direct experience in mergers…," page 5

6. We note you indicate in this risk factor that your President, Dean Konstantine, has no direct experience in negotiating mergers and acquisitions. We further note you indicate in this subheading that your two officers and directors have no direct experience in mergers and acquisitions. Please revise to discuss the experience of both of your officers and directors.

"11. A merger, acquisition, or similar agreement would most likely be exclusive…," page 6

7. We note your disclosure that you may be able to participate in only one potential business venture because a business partner might require exclusivity. Please revise to discuss whether, due to your limited financing, your management anticipates that it will likely be able to pursue only one business combination. If you expend resources to pursue one business combination but ultimately are unable to consummate the combination, discuss whether you will have the finances to pursue another combination.

"12. Our two officers and directors most likely will not remain after we complete…," page 6

8.   We note you state that your "two officers and directors will have little to do except monitor business activity, if they remain in management at all." Please revise to clarify what you mean by this statement.

"21. Due to our lack of financial resources we may not be able to pursue…," page 9

9.   This risk factor appears to overlap, in part, with "our president may have a conflict of interest…," on page 6. To the extent possible, please revise to avoid repetition.

Item 2. Financial Information, page 9

Management's Discussion and Analysis of Financial Condition…, page 10

10.   Please expand the company's plan of operations for the next 12 months. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

11.   We note you indicate that Mr. Konstantine has agreed to provide loans or capital contributions from his personal funds to pay the Company's charges, provided he is president of the Company when the obligation is incurred. We further note you indicate that Mr. Konstantine is not contractually obligated to pay these expenses. Given these conditions, please revise your disclosure to be more specific concerning the sources of your liquidity for the next 12 months. For example, if you plan to issue additional equity or incur debt, you should disclose your plans to do so and clarify, if true, that you have no assurance of either issuing additional equity or incurring debt.

Item 5. Directors and Executive Officers, page 11

12.   Please clarify which specific experience, qualifications, attributes and skills led to the conclusion that Mr. Konstantine and Ms. Resma should serve as officers and directors for the registrant. Please see Item 401(e)(1) of Regulation S-K.

13.   We note you indicate both Mr. Konstantine and Ms. Resma are currently directors of E-Band Media, Inc. Please revise to indicate when Mr. Konstantine and Ms. Resma became directors of E-Band Media, Inc.

14.   We note you indicate on page 12 that your officers and directors have other employment and that "these other businesses are not seeking mergers or

acquisitions." We further note you indicate on page 11 that your officers and directors are officers and directors of E-Band Media, Inc., a reporting issuer which is also in search of a merger or acquisition opportunity. Please revise to clarify or explain.

Item 6. Executive Compensation, page 12

15.   Please revise your Summary Compensation Table to include a footnote disclosing all of the assumptions made in the valuation of stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. Please refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

16.   Within this section, please disclose the number of shares received by each of your officers for their services.

Item 7. Certain Relationships and Related Transactions, page 13

17.   Within this section, please disclose the approximate dollar value of the amount involved in each transaction. Please refer to Item 404(a)(3) of Regulation S-K.

18.   Please indicate the nature and amount of anything of value received by each promoter, directly or indirectly, from the registrant and the nature and amount of any assets, services or other consideration therefore received or to be received by the registrant. Please refer to Item 404(c) of Regulation S-K.

19.   Please provide the information required by Item 407(a) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 14

(a) Securities issued in bankruptcy, page 14

20.   Please revise to provide the date the 1,085,000 shares of common stock and the 5,000,000 warrants to purchase 5,000,000 shares of your common stock were issued.

Statement of Operations, page F-4

21.   We note you have general and administrative expense of $1,110. Please tell us how you determined the value of the expenses incurred. It appears that this amount is based on the par value of stock issued for services and to satisfy creditors of AP Corporate Services, Inc. Since there is no active market for your common stock, clarify why you believe that par value is a more appropriate measure than the fair value of the services received.

Note 1. Nature and Background of Business, page F-7

22.   Please tell us how you have accounted for the interest AP Corporate Services, Inc. had in the development of an MRI scanning facility.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact William Demarest at 202-551-3432 or Eric McPhee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3401 with any other questions.

                              Sincerely,

                              Jennifer Gowetski
                              Senior Counsel

cc: Daniel C. Masters, Esq.
        Via *facsimile*: (858) 459-1103